

VIA FACSIMILE AND U.S. MAIL

September 23, 2009

Glenn A. Culpepper
Finance Director
CRH Public Limited Company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **RE: CRH Public Limited Company**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-32846**

Dear Mr. Culpepper:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding our review of engineering matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief